UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2001

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Lenox Savings Plan for Collectively Bargained Employees

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2001 and 2000                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2001 and 2000                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 2001                                                10

 Schedule of Reportable Transactions for the Year Ended
    December 31, 2001                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Lenox Savings Plan for
    Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 2, 2002

             Lenox Savings Plan for Collectively Bargained Employees
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

                                                          2001                                            2000
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $ 2,575,695             --       $ 2,575,695    $ 2,665,700             --        $ 2,665,700
   Investment contract and
    money market portfolios               270,617             --           270,617        211,916             --            211,916
   Brown-Forman Corporation
    Class B common stock                   14,170             --            14,170          9,844             --              9,844
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                        2,860,482             --         2,860,482      2,887,460             --          2,887,460
Employers' contributions receivable        18,660             --            18,660         34,207             --             34,207
Employees' contributions receivable        46,804             --            46,804         54,344             --             54,344
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $ 2,925,946             --       $ 2,925,946    $ 2,976,011             --        $ 2,976,011
                                      ===========    ==============    ===========    ===========    ==============     ===========

             Lenox Savings Plan for Collectively Bargained Employees
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2001 and 2000

                                                          2001                                            2000
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                        $    72,644             --       $    72,644    $    64,772             --        $    64,772
      Employee                            586,384             --           586,384        607,300             --            607,300
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                          659,028             --           659,028        672,072             --            672,072

   Interest income                         10,600             --            10,600         11,763             --             11,763
   Dividend income                         24,644             --            24,644         26,889             --             26,889
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                     694,272             --           694,272        710,724             --            710,724
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by participants            251,588             --           251,588        282,571             --            282,571
   Net depreciation in fair value         492,749             --           492,749        267,535             --            267,535
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                    744,337             --           744,337        550,106             --            550,106

Net (decrease) increase                   (50,065)            --           (50,065)       160,618             --            160,618

Net assets available for benefits:
   Beginning of year                    2,976,011             --         2,976,011      2,815,393             --          2,815,393
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $ 2,925,946             --       $ 2,925,946    $ 2,976,011             --        $ 2,976,011
                                      ===========    ==============    ===========    ===========    ==============     ===========

             Lenox Savings Plan for Collectively Bargained Employees
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Lenox Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all union hourly employees of Lenox, Incorporated
          (the Company) and, all hourly employees of Gorham, Inc. who are members of the United Steelworkers of America, AFL-CIO, Local 16031. An employee becomes eligible to participate in the Plan after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation for the calendar year, currently $10,500. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

          The Company's matching contribution is equal to 25% of the participant's elective deferral for the first 4% of the participant's annual compensation (5% of the participant's annual compensation effective January 1, 2002 and 6% of the participant's annual compensation effective October 1, 2005). The Company does not intend to make matching contributions at this time for those participants who are members of the United Steelworkers of America, AFL-CIO, Local 16031.

          Each participant's account is credited with the participant's contribution and an allocation of (i) the Company's contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $27 for 2001. There were no forfeited nonvested accounts during 2000.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2001                              2000
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

          PBHG Growth Fund                       10,323     $   210,166             8,640     $   268,712
          Janus Worldwide Fund                   11,973         524,916            10,441         593,649
          Fidelity Magellan Fund                  4,379         456,400             3,758         448,276
          Fidelity Equity-Income Fund            11,571         564,315             9,596         512,694
          Fidelity Growth Company                 8,132         432,782             7,136         509,728
          Fidelity Asset Manager                 16,578         256,954            13,350         224,544
          Fidelity Retirement Money
           Market Portfolio                     179,918         179,918           138,812         138,812
          Brown-Forman Corporation Class B
           Common Stock Fund                      1,368          14,170               894           9,844
          Other investments                     100,976         220,861            81,041         181,201
                                                             ----------                        ----------
                                                            $ 2,860,482                       $ 2,887,460
                                                             ==========                        ==========

       During 2001 and 2000, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2001                2000
                                         ----------          ----------
       Mutual funds                     $  (492,115)        $  (268,938)
       Brown-Forman Corporation
        Class B common stock                   (634)              1,403
                                         ----------          ----------
                                        $  (492,749)        $  (267,535)
                                         ==========          ==========

4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated September 16, 1998, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company.

             Lenox Savings Plan for Collectively Bargained Employees
                            Plan #017 EIN #21-0498476
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2001


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $   210,166
Janus Enterprise Fund           Mutual fund, variable rate and maturity          33,666
Janus Worldwide Fund            Mutual fund, variable rate and maturity         524,916
PIMCO Total Return Fund         Mutual fund, variable rate and maturity          96,496
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity         456,400
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity         564,315
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity         432,782
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         256,954
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                   179,918
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                               90,699
Brown-Forman Corporation*       Class B common stock fund                        14,170
                                                                            -----------
                                                                            $ 2,860,482
                                                                            ===========

*Party-in-interest to the Plan


             Lenox Savings Plan for Collectively Bargained Employees
                            Plan #017 EIN #21-0498476
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2001

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lenox Savings Plan for Collectively Bargained Employees has duly caused this report to be signed by the undersigned thereunto duly authorized.


LENOX SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 24, 2002

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 2, 2002 relating to the financial statements and supplemental schedules of the Lenox Savings Plan for Collectively Bargained Employees as of and for the years ended December 31, 2001 and 2000 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 24, 2002
                                       13